Exhibit 99.1

Puxin Limited Announces Changes to Board Composition

BEIJING, June 9, 2020 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced that the Company has appointed Mr. Yonghong Fan as an independent director to the Company’s board of directors (the “Board”), and Mr. Kehai Xie has resigned from the Board as an independent director and as a member of each committee of the Board due to personal reasons, both effective June 7, 2020.

Mr. Yonghong Fan will serve on the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board. Mr. Fan currently serves as general manager at Hongshi Capital Management Co., Ltd. He previously held various management positions at China Construction Bank Corporate and Huaxia Securities Co., Ltd. from 1988 to 1998. Mr. Fan served as general manager of China Asset Management Co., Ltd. and then chairman of the board of China Asset (Hong Kong) Co., Ltd. from 1998 to 2013. Mr. Fan served as chief investment officer of China Life Asset Management Company Limited from December 2013 to April 2015. Mr. Fan also serves as an independent director of China Feihe Limited, listed on the Hong Kong Stock Exchange and an independent director of Yintech Investment Holdings Limited, listed on NASDAQ. In July 1998, Mr. Fan obtained a Doctor’s degree in Economics from the Postgraduate Department of Institute of Fiscal Finance under the Ministry of Finance, renamed as the Chinese Academy of Fiscal Sciences in 2016.

Mr. Yunlong Sha, Chairman and Chief Executive Officer, commented, “We appreciate the guidance, dedication and tremendous contribution of Mr. Xie to the Company during his tenure on the Board. It has been a pleasant journey working with him, and we wish him all the best in future endeavors. In the meantime, we are excited to welcome Mr. Fan to Puxin’s Board. His extensive experience in the financial market and expertise in corporate governance will be valuable additions to the Board as we continue to create long-term shareholder value.”

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

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